FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Buenos Aires, June 28, 2006

Messrs.

BUENOS AIRES STOCK EXCHANGE

___________________________

Reference: MULTICANAL S.A. Acuerdo Preventivo Extrajudicial (“APE”) Procedure. Duty to Inform – Press Release

HAND DELIVERY

Dear Sirs,

Martín G. Ríos, in my capacity as Person in Charge of Market Relations of Multicanal S.A. (the “Company”), proof of such representation previously filed, with a registered domicile established at Av. Juana Manso 205, 1st Floor, Federal Capital City, Fax 4021-7777, addresses this letter to you in order to accompany the Press Release issued by the Company in relation to the election made by holders of Existing Notes among the Options in the Election Offer.

Yours sincerely,

Multicanal S.A. Announces the Results of the Election Offer

BUENOS AIRES, June 28, 2006 - Multicanal S.A. (the “Company”) announced today the results of its offer (the “Election Offer”) to holders of its 9¼% Notes due 2002, 10½% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10½% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the “Existing Notes”) as to which no election among the three options presented in the Company’s acuerdo preventivo extrajudicial (the “APE”) (the “Options”) was made prior to the close of business of December 12, 2003, to elect among such Options.

Holders of approximately U.S.$176.5 million principal amount of Existing Notes in the aggregate validly elected among the Options in the Election Offer. The Company has accepted all elections made by holders of Existing Notes in the Election Offer, subject to reallocation in accordance with the APE. When added to the Existing Notes and other financial indebtedness of the Company (“Existing Debt”) that had either tendered in or agreed to participate in the cash option solicitation and APE solicitation of the Company completed on December 12, 2003, holders of approximately U.S.$519 million of the Company’s outstanding Existing Debt (which totals U.S.$526.4 million) have made elections among the Options as follows:

•	Par Option: holders of approximately U.S.$119 million aggregate principal amount of Existing Debt;
•	Combined Option: holders of approximately U.S.$355 million aggregate principal amount of Existing Debt; and
•	Cash Option: holders of approximately U.S.$45 million aggregate principal amount of Existing Debt.

The elections are subject to reallocation in accordance with the APE, as judicially approved. All Existing Notes as to which no election was made will receive distributions under the Cash Option, in accordance with the APE as judicially approved.

Upon obtention of certain required regulatory approvals, the Company will proceed promptly to consummate the APE.

* * *

All figures in this announcement are approximate and subject to final adjustment.

* * *

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE

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SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2006	MULTICANAL S.A.
By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer